

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2020

Damon J. Audia
Chief Financial Officer
Kennametal, Inc
525 William Penn Place, Suite 3300
Pittsburgh, PA 15219

> **Re: Kennametal, Inc**
> **Form 10-K for the Year Ended June 30, 2019**
> **Filed August 13, 2019**
> **File No. 001-05318**

Dear Mr. Audia:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology